U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

FORM 4

[  ] Check box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.
     See Instruction l(b)

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                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person
     Nieves,Jr.     Eduardo         --
   ---------------------------------------
   (Last)       (First)      (Middle)

     c/o Mace  Security Int'l, Inc.
     160 Benmont Ave.
   ---------------------------------------
   (Street)

     Bennington, Vt.   05201
   ---------------------------------------
   (City)    (State)    (Zip)


2. Issuer Name and Ticker or Trading Symbol
     MACE


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
     02/99


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)
   _____ Director                               _____ 10% Owner
   __X__ Officer (give title below*)            _____ Other (specify below)

         Corporate Secretary


Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned


1. Title of Security (Instr. 3)


2. Transaction Date
   (Month/Day/Year)


3. Transaction Code
   (Instr. 8)
   Code

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A) or (D)          Price


5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
   1000

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7. Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly (over)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


 1. Title Derivative Security (Instr. 3)
      Options to purchase Common stock

 2. Conversion or Exercise Price Of Derivative Security
      $2.796875

 3. Transaction Date (Month/Day/Year)
      2/19/99

 4. Transaction Code (Inst. 8)
      Code     A

 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      (A)            (D)
      5000

 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercisable     Expiration Date
    2/19/99              5 years following employment termination

 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                    Amount or Number of Shares
      Common Stock           5000

 8. Price of Derivative Security (Instr. 5)

 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
      5,000

10. Ownership Form of Derivative Security: Direct (D) Indirect (I) (Instr.4)


11. Nature of Indirect Beneficial Ownership (Instr.4)



Explanation of Responses:



/s/ Eduardo Nieves, Jr.                        3/01/99
-------------------------------               ------------------
**Signature of Reporting Person                Date


**Intentional misstatements or omissions of fact constitute Federal criminal violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.